Exhibit 99.1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying interim unaudited financial statements of the Corporation for the interim period ending November 30, 2011 have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Lorus Therapeutics Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

(amounts in 000's of Canadian Dollars)	November 30, 2011	May 31, 2011	June 01, 2010
ASSETS
Current
Cash and cash equivalents (note 3 (d))	$846	$911	$667
Short-term investments (note 4)	-	-	247
Prepaid expenses and other assets	466	388	636
Total Current Assets	1,312	1,299	1,550
Non-current
Equipment (note 5)	77	99	147
Total Non-Current Assets	77	99	147
Total Assets	$1,389	$1,398	$1,697
LIABILITIES
Current
Accounts payable	$356	$215	$387
Accrued liabilities	1,101	944	1,458
Promissory note payable (notes 7 and 13)	-	-	1,000
Total Current Liabilities	1,457	1,159	2,845
SHAREHOLDERS' EQUITY
Share capital (note 9)
Common shares	170,001	168,787	163,920
Stock options (note 10)	535	1,212	3,803
Contributed surplus	19,874	18,988	14,875
Warrants	1,880	1,032	1,039
Deficit	(192,358)	(189,780)	(184,785)
Total Equity	(68)	239	(1,148)
Total Liabilities and Equity	$1,389	$1,398	$1,697
See accompanying notes to the consolidated interim financial statements (unaudited)
Basis of Presentation (note 2)
Subsequent Events (note 16)

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Nov. 30, 2011	Nov. 30, 2010	Nov. 30, 2011	Nov. 30, 2010
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (notes 6 and 12)	648	621	1,237	1,135
General and administrative (note 12)	811	556	1,345	1,174
Operating expenses	1,459	1,177	2,582	2,309
Finance expense (note 11)	-	43	-	71
Finance income	(2)	-	(4)	(4)
Net financing expense (income)	(2)	43	(4)	67
Net loss and total comprehensive loss for the period	1,457	1,220	2,578	2,376
Basic and diluted loss per common share	$0.07	$0.11	$0.13	$0.22

Weighted average number of common shares (note 9(f)) outstanding used in the calculation of Basic and Diluted loss per common share	21,169	11,323	19,341	10,628

See accompanying notes to the consolidated interim financial statements (unaudited)

Lorus Therapeutics Inc.
Condensed Interim Consolidated Statement of Changes in Equity
(unaudited)

(amounts in 000's of Canadian Dollars)	Share Capital	Stock Options	Warrants	Contributed Surplus	Deficit	Total

Balance, June 1, 2011	$168,787	$1,212	$1,032	$18,988	$(189,780)	$239

Issuance of units (note 9(b))	1,214	-	609	-	-	1,823

Repricing of warrants (note 9(c))	-	-	239	(239)	-	-

Stock-based compensation (note 10)	-	448	-	-	-	448

Cancellation and forfeiture of stock options	-	(1,125)	-	1,125	-	-

Net loss	-	-	-	-	(2,578)	(2,578)

Balance, November 30, 2011	$170,001	$535	$1,880	$19,874	$(192,358)	$(68)

Balance June 1, 2010	163,920	3,803	1,039	14,875	(184,785)	(1,148)

Issuance of units (note 9(b))	3,226	-	1,032	-	-	4,258

Expiry of warrants (note 9 (c))	-	-	(417)	417	-	-

Stock based compensation (note 10)	-	36	-	-	-	36

Forfeiture of stock options	-	(68)	-	68	-	-

Net loss	-	-	-	-	(2,376)	(2,376)

Balance, November 30, 2010	$167,146	$3,771	$1,654	$15,360	$(187,161)	$770

See accompanying notes to the consolidated interim financial statements (unaudited)

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Nov. 30, 2011	Nov. 30, 2010	Nov. 30, 2011	Nov. 30, 2010
Cash flows from operating activities:
Net loss for the period	$(1,457)	$(1,220)	$(2,578)	$(2,376)
Items not involving cash:
Stock-based compensation	369	(4)	448	36
Depreciation of equipment	10	14	22	28
Finance expense	-	43	-	71
Other	-	-	-	-
Change in non-cash operating working capital (note 11)	267	(1,393)	220	(976)
Cash used in operating activities	(811)	(2,560)	(1,888)	(3,217)
Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9)	(46)	4,258	1,823	4,258
Interest on promissory notes	-	(43)	-	(71)
Cash (used in) provided by financing activities	(46)	4,215	1,823	4,187
Cash flows from investing activities:
Maturity of marketable securities and other investments	-	-	-	247
Additions to equipment	-	(2)	-	(4)
Cash (used in) provided by investing activities	-	(2)	-	243
(Decrease) increase in cash and cash equivalents during the period	(857)	1,653	(65)	1,213
Cash and cash equivalents, beginning of period	1,703	227	911	667
Cash and cash equivalents, end of period	$846	$1,880	$846	$1,880
See accompanying notes to the interim consolidated financial statements (unaudited)

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

1.	Reporting Entity

Lorus Therapeutics Inc. (“Old Lorus”) was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date.  On August 25, 1992, Old Lorus changed its name to IMUTEC Corporation.  On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc.  On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.

On July 10, 2007 (the “Arrangement Date”), Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. As a result of the plan of arrangement and reorganization each common share of Old Lorus was exchanged for one common share of New Lorus.   New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date.

Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development.  The Company’s shares are listed on the Toronto Stock Exchange.  The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation

(a) Statement of Compliance
These unaudited condensed consolidated interim financial statements of the Company and its subsidiary as at November 30, 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”), and the Company has elected June 1, 2010 as the date of transition to IFRS (the “transition date”). As these financial statements represent the Company’s  presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS (“IFRS 1”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending May 31, 2012. The accounting policies applied in these unaudited condensed consolidated interim financial statements are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and outstanding as of January 12, 2012, the date the Board of Directors approved the unaudited condensed consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending May 31, 2012 could result in restatement of these unaudited condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS. The policies set out below were consistently applied to all periods presented unless otherwise noted below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. Certain information and footnote disclosures which are considered material to the understanding of the Company’s unaudited condensed consolidated interim financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are provided in the notes, along with reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, profit or loss and the statements of financial position and cash flows.

As these are the Company’s second set of condensed consolidated interim financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34, Interim Financial Reporting. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company’s 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP. In future condensed interim financial statements in 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s consolidated condensed interim financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statements, which will be prepared in accordance with IFRS.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on January 12, 2012.

(b) Basis of measurement – Going concern
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis except for held-for-trading financial assets which are measured at fair value.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

There is significant doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. The Company is also considering alternatives to delay its research programs or further reduce expenditures until financing is available. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed consolidated interim financial statements. Such amounts could be material.

(c) Functional and presentation currency
The functional and presentation currency of the Company and its Canadian subsidiary Nuchem Pharmaceuticals Inc. is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions
The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the use of the going concern assumption, determination of impairment of goodwill and equipment, the valuation of tax accounts and the determination of development costs which qualify for capitalization. Significant estimates also take place in connection with the valuation of share-based compensation and share purchase warrants.

3. Significant accounting policies

(a)	Basis of consolidation:

(i)	Business combinations:
As part of its transition to IFRS, the Company elected not to restate any business combinations that occurred prior to June 1, 2010.

(ii)	Subsidiary:
The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem").  A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities.  Accounting policies of subsidiaries are consistent with our accounting policies.  All intra-group transactions, balances, income and expenses are eliminated on consolidation.

(b)	Foreign currency translation:
Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheets dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period in ‘general and administrative expenses’.

(c)	Derecognition of financial assets and liabilities:
A financial asset is derecognised when the right to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

(d)	Financial instruments:
Financial assets are comprised of cash and cash equivalents and short-term investments.  Financial assets are initially recorded at fair market value.

Cash and cash equivalents:
The Company considers unrestricted cash on hand and term deposits and guaranteed investment certificates held by Canadian Schedule A banks, with original maturities of three months or less as cash and cash equivalents.

Cash and cash equivalents are classified as held-for-trading investments and measured at fair value through loss or profit.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of loss and comprehensive loss.

Short-term investments:
Short-term investments are liquid Canadian government or corporate instruments having original maturity dates greater than three months and less than one year and are classified as held-to-maturity investments (we currently do not have any held-to-maturity investments), except where the Company does not intend to, or cannot reasonably expect to hold the investment to maturity in which case the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of loss and comprehensive loss.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or where the Company has transferred its rights to receive cash from the asset.

Financial liabilities consist of the following:

Accounts payable, accrued liabilities and promissory notes payable:
Accounts payable and accrued liabilities and promissory notes payable are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost using the effective interest rate method.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity:
Common shares and warrants to purchase common shares are classified as equity.  The warrants are classified as equity as they are settleable for a fixed amount of cash for a fixed number of shares.

Incremental costs directly attributable to the issue of common shares or warrants are recognized as a reduction from equity, net of any tax effects.

Transaction costs:
Transaction costs are expensed as incurred for financial instruments designated or classified as held for trading.  Transaction costs for other financial instruments are recognized as part of the financial instruments, carrying value.

(e)	Equipment:
Equipment is measured at cost less accumulated depreciation and accumulated impairment loss.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years

The assets’ residual value, useful life and methods of depreciation are reviewed each reporting period and adjusted prospectively if appropriate.

(f)	Research and development:
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized would include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures which do not meet the criteria for capitalization are recognized in profit or loss as incurred.

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

(g)	Investment tax credits:
Research and development investment tax credits, which are earned as a result of incurring qualifying research and development expenditures, are recorded as a reduction of the related expense or cost of the asset acquired when there is reasonable assurance that they will be realized.

The Company’s claim for Scientific Research and Experimental Development (“SR&ED”) deductions and related investment tax credits for income tax purposes are based on management’s interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency or the Ontario Ministry of Finance prior to collection.

(h)	Stock-based compensation:
The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors.  Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant.  Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company uses the fair value based method of accounting for employee awards granted under the Plan.  The Company calculates the fair value of each stock option grant using the Black-Scholes Option Pricing model at the grant date.  The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.   At the end of each reporting period, the Company revises its estimate of the number of equity instruments expect to vest.  The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the stock option equity account.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered.  The fair value is measured at the date we obtain the goods or the date the counterparty renders the service.  If the fair value of the goods or services cannot be reliably valued the fair value of the options granted will be used.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.  There are currently no units issued under this plan.

The Company has an alternate compensation plan ("2009 ACP") that provides directors and senior management ("participants") with the option of receiving director's fees, salary, bonuses or other remuneration ("Remuneration") in common shares rather than cash.  Under the plan, the participant receives an allotment from treasury of such number of shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five trading days prior to payment date (the "5-day VWAP").  The issue price of the shares is the 5-day VWAP.  There are currently no shares allotted for issuance under this plan.

(i)      Loss per share:
Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.   The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(j)	Income taxes:
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(k)	Impairment:
Non-financial assets
The carrying amounts of the Company’s non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount to the extent the carrying amount of the asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount of the assets in a unit on a pro-rated basis.  Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit and loss.

(l)	Provisions:
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.   The unwinding of the discount is recognized as a financial cost.

Employee entitlements to annual leave are recognized as the employee earns them.  A provision, stated at current cost, is made for the estimated liability at the end of each reporting period.

The Company has recorded a provision as related to an indemnification as described in note 14.

(m)	Recent accounting pronouncements:
(i) IFRS 9 Financial Instruments
In October 2010, the International Accounting Standard Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.  This new standard is effective for the Company’s condensed interim and annual consolidated financial statements commencing June 1, 2015.  The Company is assessing the impact of this new standard on its consolidated financial statements.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(ii) IFRS 10 Consolidated Financial Statements
This amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate any impact on its consolidated financial statements related to the adoption of this new standard.

(iii) IFRS 11 Joint Arrangements
This amendment replaces IAS 31 – Interests in Joint Ventures and SIC-13 Jointly controlled entity – Non-monetary Contributions by Venturers and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013.  The Company does not anticipate any impact on its consolidated financial statements related to the adoption of this new standard.

(iv) IFRS 13 Fair Value Measurement
In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs.
The Company is assessing the impact of this new standard on its consolidated financial statements.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described in note 7) provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that will allow Lorus to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300,000 per month, incur interest at a rate of 10% per year and are due and payable on November 28, 2012.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 2a).

Cash and cash equivalents

Cash and cash equivalents consists of cash of $96 thousand and funds deposited into High Interest Savings Accounts totaling $750 thousand (June 1, 2010 – nil and May 31, 2011 – $758 thousand).  The current interest rate earned on these deposits is 1.2% (May 31, 2011 –1.2%, June 1, 2010 – nil)

Short-term investment (relating to June 1, 2010)

An investment consisting of a principle protected deposit note totaling $247 thousand at June 1, 2010, was designated as held-for-trading investments, and was classified as short-term investments on the consolidated balance sheets.  This investment was carried at fair value.  There were no short-term investments held by the Company at May 31, 2011 or November 30, 2011.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

5.	Equipment:

		Accumulated	Net book
November 30, 2011	Cost	depreciation	value

Furniture and equipment	$2,914	$2,837	$77

		Accumulated	Net book
May 31, 2011	Cost	depreciation	value

Furniture and equipment	$2,914	$2,815	$99

		Accumulated	Net book
June 1, 2010	Cost	depreciation	value

Furniture and equipment	$2,907	$2,760	$147

6.	Research and development programs:

The Company has product candidates in three classes of anticancer therapies:

•	small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents;

•
RNA-targeted (antisense and siRNA) therapies, based on synthetic segments of DNA or RNA designed to bind to the messenger RNA that is responsible for the production of proteins over-expressed in cancer cells; and

•	immunotherapy, based on macrophage-stimulating biological response modifiers.

(a)	Small Molecule Program:
The Company has small molecule drug screening technologies and preclinical scientific expertise, which it is using to create a drug candidate pipeline.  The Company's proprietary group of small molecule compounds includes lead drug LOR-253 which entered into a Phase I clinical trial in January of 2011 and LOR-500 which is in the pre-clinical stage of development.

(b)	RNA-Targeted Therapies:
The Company's lead RNA-targeted drug candidate is LOR-2040.  The Company has reported Phase II clinical results, completed to the end-of-stage assessment time point, of LOR-2040 in combination with cytarabine in relapsed and refractory acute myeloid leukemia ("AML") patient population.  Based on these data, the Company is seeking a partnership or collaboration for future development.

(c)	Immunotherapy:
The Company's immunotherapy product candidates are Virulizin® and Interleukin-17E ("IL-17E").  IL-17E is a protein-based therapeutic that the Company is seeking a partnership or collaboration for future development.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Research and development expenditures by product class are as follows:

	Three months ended		Six months ended
	Nov 30, 2011	Nov 30, 2010	Nov 30, 2011	Nov 30, 2010

Small molecules	$545	$455	$1,099	$804

RNA-Targeted Therapies	—	149	—	288

Immunotherapy	—	—	—	—

Total	$545	$604	$1,099	$1,092

7.	Promissory notes payable

In April 2010, the Company entered into a loan agreement with a company related to Mr. Abramson to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%.  The principal and interest amount were due in six months and later extended a further three months.  The principal amount was repaid in November 2010.

Pursuant to the commitment letter (described in note 9(b)) provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that will allow Lorus to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300,000 per month, will incur interest at a rate of 10% per year and are due and payable on November 28, 2012.  The promissory note contains certain covenants that if breached could result in the promissory note becoming due upon demand.  As at November 30, 2011 the Company has not drawn on this promissory note (see note 16).

8.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at	As at
	November 30, 2011	May 31, 2011	June 1, 2010

Financial assets
Cash and cash equivalents, consisting of guaranteed investment certificates, held for trading, measured at fair value through loss or profit	$846	$911	$667

Short-term investments, held-for-trading, recorded at fair value through loss or profit	—	—	247

Financial liabilities
Accounts payable, measured at amortized cost	356	215	387

Accrued liabilities, measured at amortized cost	1,101	944	1,458

Promissory note payable, measured at amortized cost	—	—	1,000

At November 30, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

 (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1 low or A low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At November 30, 2011, U.S. dollar denominated accounts payable and accrued liabilities amounted to $256 thousand (November 30, 2010 - $260 thousand).  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $26 thousand (November 30, 2010 - $26 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c)	Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended November 30, 2011.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

9.	Share capital

The Company is authorized to issue an unlimited number of common shares.

(a) Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2010	9,933	$163,920	1,326	$1,039
Expiry of warrants (c)			(571)	(417)
Issuance of units (b)	4,170	3,226	4,170	1,032
Balance at November 30, 2010	14,103	167,146	4,925	1,654
Issuance of common shares (b)	1,582	1,641		
Expiry of warrants (c)			(755)	(622)
Balance at May 31, 2011	15,685	168,787	4,170	1,032
Issuance of units (b)	5,484	1,214	5,678	609
Warrant repricing (c)			—	239
Balance at November 30, 2011	21,169	$170,001	9,848	$1,880

 (b) Equity issuances

August 2011 Unit Offering
On July 22, 2011, the Company filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consisted of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant").  Each Warrant entitles the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price").  If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the Offering, Herbert Abramson, a director of the Company, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.484 million Common Shares and 5.678 million Warrants including the broker warrants.

Mr. Abramson purchased 2.4 million Units as part of the Offering.

The total costs associated with the transaction were approximately $395 thousand ($350 thousand at August 31, 2011) which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering.  The increase in costs from the previous quarter relates to invoices received subsequent to the quarter end which were higher than anticipated. Each such broker warrant is exercisable for one Unit at a price of $0.40 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

December 2010 Private Placement:
On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million. The total costs associated with the transaction were approximately $20 thousand. Mr. Herbert Abramson, a director of the Company, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

November 2010 Rights Offering:
On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

 On September 27, 2010, Lorus filed a final short-form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the "Rights Offering"). Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering. As a result of the Rights Offering, Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million. In connection with the Rights Offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, one of the Company's directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed Rights Offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the Rights Offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand. The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

 (c) Warrants

Repricing

On November 29, 2011 shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5 day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium.  The revised warrant exercise price is $0.28.  The Company has calculated an increased value attributed to the warrants of $239 thousand related to the amendment.  This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment.  There are 4.2 million warrants which were amended and of those 3.6 million are held by Mr. Abramson, a director of the Company.

Expiry

The warrants issued on November 27, 2009 expired unexercised on May 27, 2011. This expiry resulted in a transfer of the amount attributed to the expired warrants of $622 thousand to contributed surplus.

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the amount attributed to the expired warrants of $417 thousand to contributed surplus.

(d) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Six months ended	Six months ended	Year ended
	November 30, 2011	November 30, 2010	May 31, 2011

Balance, Beginning of year	$18,988	$14,875	14,875
Expiry of warrants (c)	—	417	1,039
Warrant repricing (c)	(239)	—	—
Forfeiture and cancellation of stock options	1,125	68	3,074
Balance, end of period	$19,874	$15,360	18,988

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(e) Continuity of stock options

	Six months ended	Six months ended	Year ended
	November 30, 2011	November 30, 2010	May 31, 2011

Balance, Beginning of year	$1,212	$3,803	3,803
Stock option expense	448	36	483
Forfeiture and cancellation of stock options	(1,125)	(68)	(3,074)
Balance, end of period	$535	$3,771	1,212

(f) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and six month periods ending November 30, 2011 of 21.169 million (November 30, 2010 – 11.323 million) and 19.341 million (November 30, 2010 - 10.628 million) calculated as follows:

	Three months ended		Six months ended
	November 30		November 30
	2011	2010	2011	2010

Issued common shares, beginning of period	21,168,697	9,933,481	15,684,697	9,933,454
Effect of rights offering (note 9(b))	—	1,389,850	—	694,951
Effect of unit offering (note 9(b))	—	—	3,656,000	—
	21,168,697	11,323,331	19,340,697	10,628,405

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

10.   Stock options

(a) Stock options transactions for the period:

	Six months ended		Six months ended		Year ended
	November 30, 2011		November 30, 2010		May 31, 2011
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, Beginning of year	1,185,578	$1.58	672,901	$6.60	672,901	$6.60
Granted	1,215,000	0.22	–	–	1,049,700	1.01
Exercised	–	–	–	–	–	–
Cancelled	(1,082,402)	1.21
Forfeited/Expired	(16,037)	6.21	(73,921)	5.17	(537,023)	6.76
Outstanding, end of period	1,302,139	$0.56	598,980	$6.78	1,185,578	$1.58

(b) Stock options outstanding at November 30, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.22 - $ 2.00	1,215,000	10.0	$0.22	732,500	$0.22
$2.00 - $ 4.99	46,663	7.2	2.80	39,847	2.90
$5.00 - $18.00	40,476	4.6	8.37	40,476	8.37

	1,302,139	9.7	0.56	812,823	0.75

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(c) Fair value assumptions

The Company did not grant any stock options during the three-month period ended August 31, 2011 nor the three or six month period ended November 30, 2010.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Six months ended	Six months ended	Year ended
	November 30, 2011	November 30, 2010	May 31, 2011

Exercise price	$0.215	—	$0.89-1.05
Grant date share price	$0.215	—	$0.86-1.03
Risk free interest rate	1.5%	—	1.50-1.85%
Expected dividend yield	—	—	0%
Expected volatility	123%	—	117-119%
Expected life of options	5 years	—	5 years
Weighted average fair value of options granted in the period	$0.18	—	$0.83

Stock options granted by the Company during the six months ended November 30, 2011 have various vesting schedules.  Options granted to directors consisted of 90,000 options that vested 50% upon issuance and 50% one year later.  Two directors received options that totaled 550,000 options which vested immediately.  Options granted to the CEO of 275,000 vested 50% immediately and 25% on each of November 29, 2012 and November 29, 2013.  Options granted to certain members of management totaled 300,000 and vested 50% upon certain performance criteria measured as of May 31, 2012 and 25% May 31, 2013 and 25% on May 31, 2014.

Stock options granted by the Company during the year ended May 31, 2011 had three types of vesting schedules.  Options granted to directors consisted of 30,000 options that vested 50% upon issuance and 50% one year later.  Options granted to the CEO of 784,200 vested 50% at May 31, 2011 and 25% May 31, 2012 and 25% May 31, 2013.  Options granted to certain members of management totaled 235,500 and vested 50% upon certain performance criteria measured as of May 31, 2011 and 25% May 31, 2012 and 25% on May 31, 2013.

Refer to note 12 for a breakdown of stock option expense by function.

The Company has reserved up to 3,175,000 common shares for issuance relating to outstanding stock options as of November 30, 2011.

11.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:
	Three months ended		Six months ended
	November 30		November 30
	2011	2010	2011	2010

Prepaid expenses and other assets	18	236	(78)	125
Accounts payable	187	(265)	141	84
Accrued liabilities	62	136	157	(185)
Promissory note payable	—	(1,500)	—	(1,000)
	267	(1,393)	220	(976)

During the three and six months ended November 30, 2011 the Company did not pay or accrue any interest expense.  During the three and six months ended November 30, 2010 the Company incurred $43 thousand and $71 thousand respectively of interest on promissory notes to Mr. Abramson.   During the year ended May 31, 2011, the Company paid $71 thousand in cash interest on promissory notes from Mr. Abramson and Mr. Abramson's related company that were repaid in November 2010.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

12.	Other expenses

Components of research and development expenses:

	Three months ended		Six months ended
	November 30		November 30
	2011	2010	2011	2010

Stock based compensation	95	7	121	23
Depreciation of equipment	8	10	17	20
Program costs (note 6)	545	604	1,099	1,092
	648	621	1,237	1,135

Components of general and administrative expenses:

	Three months ended		Six months ended
	November 30		November 30
	2011	2010	2011	2010

Stock based compensation	274	(11)	327	13
Depreciation of equipment	2	4	5	8
General and administrative excluding salaries	367	419	655	812
Salaries	168	144	358	341
	811	556	1,345	1,174

13.	Related Party Transactions

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors, Mr. Abramson, to borrow $1 million.  The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%.  The principal and interest were due in six months.  The principal amount of $1 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

On August 27, 2010 the Company announced a proposed rights offering as described in note 9(b) including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010 (outstanding at August 31, 2010), September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described in note 9(b).

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also notes 7 and 9 for additional related party transactions.

14.	Commitments, contingencies and guarantees.

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	148	68	8	224

The Company's current facility lease expires in March 2013.

(b)	Other contractual commitments:

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2012 or 2013, and cannot reasonably predict when such royalties will become payable, if at all.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of approximately $860 thousand.  Of this amount $350 thousand has been accrued or paid at November 30, 2011 (May 31, 2011 - $248 thousand).  The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

(d)	Indemnification on Arrangement:

Under the arrangement (note 1), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at November 30, 2011.  There have been no claims on this indemnification to date.

15.	Explanation of transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s second condensed consolidated interim financial statements prepared in accordance with IAS34.

The accounting policies disclosed in Note 3 have been applied in preparing our consolidated financial statements as at and for the three and six months ended November 30, 2011, the comparative information presented as at and for the three and six months ended November 30, 2010 and the year ended May 31, 2011 and in the preparation of our opening IFRS balance sheet at June 1, 2010 (our date of transition) and the statement of financial position as at May 31, 2011.

IFRS 1 requires first time adopters to retrospectively apply all effective IFRSs as of the reporting date.  However, it also provides for certain optional exemptions and certain mandatory exceptions for the first time IFRS adopters.  Details of the Company’s initial elections of IFRS 1 exemptions are described below.

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

Initial elections upon adoption of IFRS
Under IFRS 1 the following applicable exemption applied to the Company’s conversion from Canadian GAAP to IFRS.

(i)	Share Based Payments: The Company elected not to apply IFRS 2 to equity instruments that vested before the date of transition to IFRS.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

(ii)
Business combinations:  The Company applied the business combinations exemption to not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Accordingly, we have not restated business combinations that took place prior to the Transition Date. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business conbinations that occurred prior to the Transition Date was tested for impairment as described in note 15 (b)(i).

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Reconciliation of financial position and shareholders’ equity

		June 1, 2010				May 31, 2011
			Effect of				Effect of
		Canadian	transition to			Canadian	transition to
	Notes	GAAP	IFRS	IFRS		GAAP	IFRS	IFRS

Current
Cash and cash equivalents		$667	$-	$667		911	-	911
Short-term investments		247	-	247		-	-	-
Prepaid expenses and other assets		636	-	636		388	-	388
Total Current Assets		1,550	-	1,550		1,299	-	1,299
Non-Current
Equipment		147	-	147		99	-	99
Goodwill	(b) (i)	606	(606)	-	(b) (i)	606	(606)	-
Total Non-Current Assets		753	(606)	147		705	(606)	99
Total Assets		2,303	(606)	1,697		2,004	(606)	1,398

LIABILITIES
Current
Accounts payable		387	-	387		215	-	215
Accrued liabilities		1,458	-	1,458		944	-	944
Promissory note payable		1,000		1,000		-	-	-
Total Current Liabilities		2,845	-	2,845		1,159	-	1,159
SHAREHOLDERS' EQUITY
Share capital
Common shares		163,920	-	163,920		168,787	-	168,787
Stock options	(b) (ii)	3,704	99	3,803	(b) (ii)	1,156	56	1,212
Contributed surplus		14,875	-	14,875		18,988	-	18,988
Warrants		1,039	-	1,039		1,032	-	1,032
Deficit	(b) (i) (ii)	(184,080)	(705)	(184,785	) (b) (i) (ii)	(189,118)	(662)	(189,780)
Total Equity		(542)	(606)	(1,148)		845	(606)	239
Total Equity and Liabilities		2,303	(606)	1,697		2,004	(606)	1,398

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Reconciliation of financial position and shareholders’ equity (continued)

		November 30, 2010
			Effect of
		Canadian	transition to
	Notes	GAAP	IFRS	IFRS

Current
Cash and cash equivalents		$1,880	$-	1,880
Prepaid expenses and other assets		511	-	511
Total Current Assets		2,391	-	2,391
Non-Current
Equipment		123	-	123
Goodwill	(b) (i)	606	(606)	-
Total Non-Current Assets		729	(606)	123
Total Assets		3,120	(606)	2,514

LIABILITIES
Current
Accounts payable		471	-	471
Accrued liabilities		1,273	-	1,273
Total Current Liabilities		1,744	-	1,744
SHAREHOLDERS' EQUITY
Share capital
Common shares		167,146	-	167,146
Stock options	(b) (ii)	3,716	55	3,771
Contributed surplus		15,360	-	15,360
Warrants		1,654	-	1,654
Deficit	(b) (i) (ii)	(186,500)	(661)	(187,161)
Total Equity		1,376	(606)	770
Total Equity and Liabilities		3,120	(606)	2,514

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Reconciliation of consolidated statement of loss and comprehensive loss for the three months ended November 30, 2010

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$-	$-	$-

EXPENSES
Research and development	b (ii)	603	18	621
General and administrative	b (ii)	564	(8)	556
Stock-based compensation	b (ii)	31	(31)	-
Depreciation of equipment	b (ii)	14	(14)	-
Operating expenses		1,212	(35)	1,177
(Loss) from operations		(1,212)	35	(1,177)
Finance expense		43	-	43
Finance income		-	-	-
Net Financing expense (income)		43	-	43
Net loss and other comprehensive loss for the period		$1,255	$(35)	$1,220

Basic and diluted loss per share		$0.11	$0.00	$0.11

Material adjustments to the Statement of Cash Flows for the three months ended November 30, 2010
Consistent with the Company’s accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the Statement of Cash Flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

Reconciliation of consolidated statement of loss and comprehensive loss for the six months ended November 30, 2010

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$-	$-	$-

EXPENSES
Research and development	b (ii)	1,092	43	1,135
General and administrative	b (ii)	1,153	21	1,174
Stock-based compensation	b (ii)	80	(80)	-
Depreciation of equipment	b (ii)	28	(28)	-
Operating expenses		2,353	(44)	2,309
(Loss) from operations		(2,353)	44	(2,309)
Finance expense		71	-	71
Finance income		(4)	-	(4)
Net Financing expense (income)		67	-	67
Net loss and other comprehensive loss for the period		$2,420	$(44)	$2,376

Basic and diluted loss per share		$0.23	$ (0.01)	0.22

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Reconciliation of consolidated statement of loss and comprehensive loss for the year ended May 31, 2011

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$-	$-	$-

EXPENSES
Research and development	b (ii)	2,298	220	2,518
General and administrative	b (ii)	2,101	319	2,420
Stock-based compensation	b (ii)	526	(526)	-
Depreciation of equipment	b (ii)	56	(56)	-
Operating expenses		4,981	(43)	4,938
(Loss) from operations		(4,981)	43	(4,938)
Interest expense		71	-	71
Interest income		(14)	-	(14)
Net financing expense (income)		57	-	57
Net Loss and other comprehensive loss for the period		5,038	(43)	4,995

Basic and diluted loss per share		$0.38	$0.00	0.38

Material adjustments to the Statement of Cash Flows for the year ended May 31, 2011

Consistent with the Company’s accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the Statement of Cash Flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(a)	Mandatory exceptions upon adoption of IFRS

Estimates
In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates.  Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policy.

(b)	Impact on accounting policies upon adoption of IFRS

The key areas where the Company has identified that accounting policies differ, or where accounting policy decisions were necessary that impacted the Company’s consolidated interim financial statements, are discussed below.

(i)	Goodwill:
Under Canadian GAAP, goodwill was reviewed for impairment annually and whenever events or circumstances indicated that the carrying amount of goodwill in a reporting unit exceeded its fair value.  Goodwill impairment was calculated using a two-step process.  The first step required an identification of impairment loss, if any, by comparing the carrying value of the reporting unit to the fair value, which in turn was determined based on the market capitalization of the Company.  Under Canadian GAAP this test was performed at the reporting unit level which is defined as an operating segment or one level below.  The Company only had one operating segment or component which is the development of anticancer product candidates.  In the Company’s case the first test always showed a higher fair value than carrying value and as such we were not required to proceed to step two, as no indicator of impairment existed.

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Under IFRS, IAS 36 Impairment of Assets (“IAS 36”), there is no longer a two-step process; rather, the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash generating unit (“CGU”) that is subject to impairment testing.  The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use.

Impairment testing under IAS 36 is performed at the CGU level which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other CGUs or groups of assets.  For the Company, this requirement results in testing at a lower level than under Canadian GAAP.  Based on our knowledge and historical transactions, the Company has identified three separate CGUs that represent each of our product platforms as they could have the ability to generate independent cash inflows  As the goodwill balance of $606 thousand related to our acquisition of a private company in 1999, and the Antisense product platform contained therein, we have tested goodwill impairment on that CGU specifically for which the entire balance of goodwill has been allocated. There are no other assets subject to IAS 36 impairment testing in this CGU.

Under IAS 36, where the carrying value of a CGU subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the CGU are discounted.  The discounted cash flow model under IAS 36 indicates that only supportable evidence may be used in the calculations and should generally not use cash flows estimates beyond of a five-year period.

Transition impact: As a result of the application of IFRS, the Company recognized an impairment charge of the entire goodwill balance of $606 thousand as of the Transition Date related to goodwill as the carrying amount of that CGU exceeded its recoverable amount which the Company has determined to be nil.  The impact of the change in applying IFRS at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statement of financial position:
	June 1, 2010	November 30, 2010	May 31, 2011
	$	$	$

Decrease in goodwill	(606)	(606)	(606)

Increase in deficit	606	606	606

There was no impact to the consolidated statement of loss and comprehensive loss.

(ii)	Share based payments:

IFRS 2, Share-based Payments, requires the fair value of each tranche of share options be amortized over its vesting period. Canadian GAAP allows for both the aforementioned method as well as the straight-line method of amortizing these costs. Under Canadian GAAP, forfeitures of share options can be accounted for at the time that they occur, whereas under IFRS, the number of share options that would ultimately vest is amortized over their respective vesting period.

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period.  In addition under Canadian GAAP the Company does not apply a forfeiture rate.  The impact of applying the revised amortization method as well as applying an estimated forfeiture rate to the value of unvested options at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated interim statement of loss and comprehensive loss:

	Three months ended November 30, 2010	Six months ended November 30, 2010	Year ended May 31, 2011
	$	$	$

Decrease in share-based compensation	(35)	(44)	(43)

LORUS THERAPEUTICS INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2011 and November 30, 2010
(Tabular amounts are in 000’s)

Consolidated statement of financial position:
	June 1, 2010	November 30, 2010	May 31, 2011
	$	$	$

Increase (Reduction) of Stock Option Equity Account	99	(44)	(43)

Increase (Decrease) in deficit	99	(44)	(43)

The Company will apply the requirements of estimating a forfeiture rate on stock options as prescribed under IFRS 2 and continue to amortize the fair value of each tranche of stock options over the related vesting period.